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                 June 30, 2020

       J. Brett McBrayer
       Chief Executive Officer
       Ampco-Pittsburgh Corporation
       726 Bell Avenue, Suite 301
       Carnegie, PA 15106

                                                        Re: Ampco-Pittsburgh
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed June 26, 2020
                                                            File No. 333-239446

       Dear Mr. McBrayer:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Seth Popick, Esq.